UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___) *

INSIGHTFULMIND LEARNING, INC.
(Name of Issuer)

Common
(Title of Class of Securities)

45776U100
(CUSIP Number)

Michael and Carrie Thachuk
27133-25A Avenue
Aldergrove, British Columbia
Canada V4W 3N4
Telephone: (604) 856-3157
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 45776U100

1.	Names of Reporting Persons.

	Michael Thachuk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	__X__
	(b)	_____

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	0

8.	Shared Voting Power:	400,000

9.	Sole Dispositive Power:	0

10.	Shared Dispositive Power:	400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	50%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11):	5.91%

14.	Type of Reporting Person (See Instructions):	OO

CUSIP No. : 45776U100

1.	Names of Reporting Persons.

	Carrie Thachuk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	__X__
	(b)	_____

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	0

8.	Shared Voting Power:	400,000

9.	Sole Dispositive Power:	0

10.	Shared Dispositive Power:	400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	50%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11):	5.91%

14.	Type of Reporting Person (See Instructions):	OO

Item 1.     Security and Issuer

Security:    Common Stock, no par value (“Common Stock”)
(CUSIP No. 45776U100)

Issuer:       InsightfulMind Learning, Inc.
300-1055 West Hastings Street
Vancouver, BC, Canada V6E 2E9

Item 2.     Identity and Background

(a)  Name of Person Filing:  Michael and Carrie Thachuk

(b)  Address:    27133-25A Avenue
Aldergrove, BC, Canada V4W 3N4

(c)  Michael Thachuk, Sales Manager
A.J. Forsyth
Unit 115 & 116, 27353 – 58th Cres, Langley, B.C., Canada   V4W 3W7

Carrie Thachuk, Owner
The Passionate Home (Painted Furniture & Accessories for Home & Garden)
20536-B Fraser Hwy, Langley, B.C., Canada   V3A 4G2

(d)  During the last five years, Michael and Carrie Thachuk have not been convicted in a criminal proceeding.

(e)  During the last five years, Michael and Carrie Thachuk were not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)   Canadian.

Item 3.     Source and Amount of Funds or Other Consideration.

In June 2003, 2004 and 2005, Michael and Carrie Thachuk, the brother and sister-in-law of the President of InsightfulMind Learning, Inc. (the “Issuer”), purchased 400,000 shares of common stock at a weighted average price of $0.10 per share, for total proceeds of $39,935. The purchase was comprised of seven separate stock transactions: (1) on March 7, 2003, Michael and Carrie Thachuk purchased 36,178 shares at $0.145 per share for the proceeds of $5,257; (2) on March 13, 2003, Michael and Carrie Thachuk purchased 13,822 shares at $0.145 per share for the proceeds of $2,008; (3) on October 24, 2003, Michael and Carrie Thachuk purchased 25,000 shares at $0.167 per share for proceeds of $4,164; (4) on November 18, 2003, Michael and Carrie Thachuk purchased 25,000 shares at $0.167 per share for proceeds of $4,164; (5) on June 15, 2004, for proceeds of $11,764, Michael and

Carrie Thachuk, pursuant to a unit private placement, purchased 150,000 units, where each unit cost $0.10 Canadian dollars and consisted of one share and one warrant to purchase a further one share at a price of $0.10 Canadian dollars, good for a period of two years; (6) on July 28, 2005, Michael and Carrie Thachuk exercised 100,000 of their warrants, for proceeds of $8,385; and (7) on September 14, 2005, Michael and Carrie Thachuk exercised the remaining 50,000 of their warrants, for proceeds of $4,193. Michael and Carrie Thachuk purchased all the above shares with their personal funds.

Item 4.     Purpose of Transaction.

The purpose of the transactions was to raise operating capital for the Issuer.

Item 5.     Interest in Securities of the Issuer.

1.             Michael and Carrie Thachuk

(a)	Amount Beneficially Owned:		400,000
	Percent of Class:		5.91%

(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	0
	(ii)	Shared power to vote or direct the vote:	400,000
	(iii)	Sole power to dispose or direct the disposition of:	0
	(iv)	Shared power to dispose or direct the disposition of:	400,000

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

     None

Item 7.     Material to be Filed as Exhibits.

     None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2009	By:	MICHAEL THACHUK
Michael Thachuk

	By:	CARRIE THACHUK
Carrie Thachuk